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VIA EDGAR AND FAX

Pamela A. Long

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, DC 20549

Re:	Owens-Illinois Group, Inc. et al.
Form S-4 filed June 25, 2009
File No. 333-160226

Dear Ms. Long:

On behalf of Owens-Illinois Group, Inc. and Owens-Brockway Glass Container Inc. (together, the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 21, 2009, with respect to the above-referenced Registration Statement on Form S-4 initially filed with the Commission on June 25, 2009 (the “Registration Statement”).  Simultaneously with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), revising the Registration Statement to reflect the Company’s responses to the Staff’s comments.

The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter.  The Company’s responses follow each of the Staff’s comments.

July 24, 2009

Form S-4

Cover page

1.              Please disclose the following on the cover page:

•                  Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•                  Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response:  The Company has revised the cover page of Amendment No. 1 to include the disclosure in the bullet points above.

2.              Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Response:  The Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Forward-looking statements, page iii

3.              The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:  The Company has revised the section entitled “Forward-looking statements” on page iii of Amendment No. 1 to state explicitly that the safe harbor protections provided in the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with the offer.

Summary, page 1

4.              To the extent applicable, please also revise your summary to address the following comments.

Response:  The Company has revised the summary in Amendment No. 1 to address the following comments.

July 24, 2009

The Exchange Offer, page 23

5.              We note the disclosure throughout this section and elsewhere in the filing that you will provide notice to holders either orally or by written notice.  Please advise us as to how oral notice is reasonably calculated to reach holders or otherwise satisfies the requirements of Rule 14e-1(d) under the Exchange Act.  Please also clarify the manner in which you would provide written notice.

Response:  The Company has revised the disclosure in “The Exchange Offer” and elsewhere in Amendment No. 1 to delete the disclosure that the Company will provide notice to holders orally.  The Company has further revised the disclosure in “The Exchange Offer” and elsewhere in Amendment No. 1 to clarify that the Company would provide written notice to holders by a press release or other written public announcement.

Expiration Dates; Extensions; Amendments, page 24

6.              As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 34-16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth day.  See Rule 14d-1(g)(3).

Response:  The Company confirms that the offer will expire at 5:00 p.m., New York City time, on the twenty-first business day following commencement.

7.              We note that you reserve the right to extend the exchange offer by giving oral or written notice of such extension.  Please confirm in your prospectus that such notice will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).

Response:  The Company has revised the disclosure on page 24 of Amendment No. 1 to state that any written notice the Company provides to extend the exchange offer will disclose the number of securities tendered as of the date of the notice.  As previously stated in the Company’s response to the Staff’s comment No. 5 above, the Company has revised the disclosure throughout Amendment No. 1 to delete references to the Company providing notice orally.

8.              We note the disclosure in the first bullet point that you reserve the right “to delay accepting any private notes.”  Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c).  For example, if you are referring only to the right to delay acceptance due to an extension of the exchange offer, so state.

Response:  The Company has revised the disclosure on page 25 of Amendment No. 1 to clarify that the Company will delay acceptance only due to an extension of the exchange offer.  The Company also confirms that any such delay will be consistent with Rule 14e-1(c).

July 24, 2009

Interest on the Exchange Notes, page 25

9.              Please reconcile the disclosure in the first sentence of the second paragraph with the disclosure in the second sentence of the second paragraph.  In this regard, we note that the first sentence appears to indicate that the holders will receive accrued interest, while the second sentence appears to indicate that they are waiving their rights to this accrued interest.

Response:  The Company has revised the disclosure in “The Exchange Offer—Interest on the Exchange Notes” on page 25 of Amendment No. 1 to clarify that although the holders of private notes will be deemed to have waived the right to receive any accrued and unpaid interest on the private notes if such private notes are accepted for exchange, such amount of accrued and unpaid interest will be paid to the holders of the exchange notes on the first interest payment date for the exchange notes.

Procedures for Tendering, page 25

10.       We note the disclosure in the bullet points immediately preceding the last paragraph of this section.  Please revise to have each holder also acknowledge that it “does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes.”

Response:  The Company has revised the disclosure on page 27 of Amendment No. 1 to add a bullet point requiring each holder who wishes to tender private notes in the exchange offer to acknowledge that it “does not have an arrangement or understanding with any person to participate in the distribution of the exchange notes.”

Conditions, page 28

11.       We note your disclosure under this heading.  Please note that all conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.  Please revise the language here and throughout your prospectus accordingly.

Response:  The Company has revised the disclosure on page 28 and throughout Amendment No. 1 to state that all conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.

July 24, 2009

No personal liability of directors…, page 127

12.       Please revise the last sentence to state that the waiver “will not” rather than “may not” be effective to waive liabilities under the federal securities laws because any agreement to waive the requirements of the federal securities laws is void under section 14 of the Securities Act.

Response:  The Company has revised the last sentence of the paragraph in “Description of notes—No personal liability of directors, officers, employees, incorporators and stockholders” on page 127 of Amendment No. 1 to state that the waiver will not be effective to waive liabilities under the federal securities laws.

Item 22. Undertakings, page II-2

13.       Please provide the undertakings required by Items 512(a)(5) and (6) of Regulation S-K.

Response:  The Company has revised page II-2 of Amendment No. 1 to include the undertakings required by Items 512(a)(5) and (6) of Regulation S-K.

Exhibit Index

14.       Please file the letter, or the form of letter, of transmittal as an exhibit to the registration statement, as well as any other supplemental materials delivered to holders, such as a notice of guaranteed delivery.  Please note that we have may further comments upon our review.  In addition, please revise these documents, as applicable, to comply with the comments in this letter.

Response:  The Company advises the Staff that because all of the notes are held in global form through the Depository Trust Company (“DTC”), beneficial holders of the notes will tender their notes through DTC’s Automated Tender Offer Program or, with respect to private notes beneficially owned through Euroclear or Clearstream, through the standard practices of those systems.  The physical global notes are registered in the name of Cede and Co., as nominee for DTC, and are being held on behalf of DTC by the Exchange Agent.  Accordingly, the Company is not preparing or distributing a letter of transmittal or other supplemental materials such as a notice of guaranteed delivery in connection with the offer.  The procedures for beneficial owners to tender private notes, including the representations they will be deemed to have made by tendering their private notes, are described under the heading “The Exchange Offer—Procedures for Tendering” beginning on page 25.

July 24, 2009

Exhibit 5.2

15.       Please have counsel confirm to us that it concurs with our understanding that its reference to the General Corporation Law of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws.  Please have counsel file this confirmation as correspondence on EDGAR.

Response:  On behalf of James W. Baehren, internal counsel for the Company, we confirm that the reference to the General Corporation Law of the State of Delaware included in the legal opinion filed as exhibit 5.2 to Amendment No. 1 includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws.

16.       We note internal counsel’s limitation of opinion “as to the internal laws of the State of Ohio and the General Corporation Law of the State of Delaware….”  Given that two of your subsidiary guarantors are incorporated in New York and Pennsylvania, please have counsel revise his legal opinion to extend to the laws of these states.

Response:  The legal opinion filed as exhibit 5.2 to Amendment No. 1 has been revised to cover the General Corporation Law of the State of New York and the General Corporation Law of the State of Pennsylvania.  On behalf of James W. Baehren, internal counsel for the Company, we confirm that references to the General Corporation Law of the State of New York included in the legal opinion filed as exhibit 5.2 to Amendment No. 1 includes the statutory provisions and all applicable provisions of the New York Constitution and any reported judicial decisions interpreting these laws.  We further confirm on behalf of James W. Baehren that the reference to the General Corporation Law of the State of Pennsylvania included in the legal opinion filed as exhibit 5.2 to Amendment No. 1 includes the statutory provisions and all applicable provisions of the Pennsylvania Constitution and any reported judicial decisions interpreting these laws.

Exhibit 21

17.       Please file a new exhibit 21 that includes Seagate II, Inc. and Seagate III, Inc. as subsidiaries.

Response:  The Company has filed a new exhibit 21 with Amendment No. 1 that includes Seagate II, Inc. and Seagate III, Inc.

Signatures

18.       Please have OI Auburn, Inc. sign the registration statement.

Response:  The Company advises the Staff that OI Auburn, Inc. signed the Registration Statement on page II-8.  The Company has revised Amendment No. 1 to provide separate signature pages for OI Auburn, Inc. and Brockway Realty Corporation.

July 24, 2009

Supplemental Letter

19.       We note the representations in paragraph 3.  Please revise clause (a) to indicate that the broker-dealer “may” be an underwriter.

Response:  The Company has revised the Supplemental Letter in clause (a) of paragraph 3 to indicate that the broker-dealer may be deemed to be an underwriter.  The Company has also revised the last paragraph of “Resale of the Exchange Notes” on page 23 of Amendment No. 1 to make the corresponding changes.

20.       Please clarify that you will include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision:

•                  If the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Private Notes pursuant to the Exchange Offer.

Response: The Company advises the Staff that, as described in the Company’s response to Comment No. 14 above, the Company is not preparing or distributing a letter of transmittal in connection with the offer.  The Company has revised the disclosure in the last paragraph under “The Exchange Offer—Procedures for Tendering” to clarify that, in connection with the resale of the exchange notes, any participating broker-dealer who acquired the private notes for its own account as a result of market-making or other trading activities acknowledges that it must deliver a prospectus meeting the requirements of the Securities Act.

*              *              *              *              *              *

Please contact the undersigned at (415) 646-8307, Tracy K. Edmonson of Latham & Watkins LLP at +44.20.7710.5810 or Michael Scheiding of the Company at (567) 336-5000 if you have any questions or comments regarding the foregoing.  Thank you for your prompt assistance with this matter.

Very truly yours,

/s/ Keith Benson
Keith Benson
Latham & Watkins LLP

cc:	Tracy K. Edmonson, Latham & Watkins LLP
Michael Scheiding, Owens-Illinois Group, Inc.
James W. Baehren, Owens-Illinois Group, Inc.